EXHIBIT 99.2

REGENCY
CENTERS
NEWS RELEASE
For immediate release

Regency Centers Announces Proposal
to Acquire AmREIT, Inc. for $22 per Share

AmREIT Shareholders Could Receive Immediate Cash Value for their Shares and/or Regency Stock that Would Allow them to Participate
in the Upside Potential of the Combination

JACKSONVILLE, Fla. (July 10, 2014) — Regency Centers Corporation (NYSE: REG) (“Regency” or the “Company”) announced today that it has offered to acquire AmREIT, Inc. (NYSE: AMRE) (“AmREIT”) for $22 per share, payable in cash and/or stock.  Regency’s proposal, which follows previous efforts to obtain the information that would be necessary to proceed with a potential transaction, was reflected in a letter to H. Kerr Taylor, AmREIT’s chairman and CEO, the text of which is set out below.

Regency’s offer represents a 20% premium based on the average closing price of AmREIT’s common stock over the last 30 days and also exceeds AmREIT’s all-time high stock price by more than $2 share.

Regency believes this offer is particularly compelling to AmREIT’s investors in light of the structural obstacles their company faces on account of its relatively small size in relation to other public REITs — namely, more limited and costly access to capital and a more pronounced exposure to market and project concentration risk.

The benefits of this transaction include, among other things, an opportunity to leverage the synergies created by the combination of AmREIT’s assets with the Regency portfolio to grow same-property NOI, a strong balance sheet that would offer readily available capital for growth, and a strong platform from which to realize additional value through development and densification.  Regency also anticipates that key AmREIT team members could play an important role in connection with continuing the development of the densification opportunities in AmREIT’s portfolio and in the management of Regency’s Texas shopping center portfolio, which would increase substantially in size through the combination.

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“We are making this letter public because we feel that the potential benefits of a combination are just too great to ignore,” said Hap Stein, Regency’s Chairman and Chief Executive Officer.  “We believe that there is strong strategic, financial and operational rationale for the combination of Regency and AmREIT.  We are confident that this transaction is in the best interest of both company’s shareholders and have a great interest in moving forward toward the negotiation of final terms and documentation. Importantly, we are willing to offer either cash or stock consideration, or a combination of the two, such that AmREIT shareholders could receive immediate and certain value for their shares and/or the opportunity to participate in the combined company’s upside potential.  In addition, we are willing to consider improving our offer if the company information we have asked to review demonstrates additional value, particularly in relation to AmREIT’s pending and prospective densification projects.”

The proposal has the unanimous support of the members of Regency’s Board of Directors.  In addition, Regency has the capacity to finance this transaction from its existing credit facility.

Wells Fargo Securities is acting as financial advisor to Regency and Sullivan & Cromwell LLP and Foley & Lardner LLP are acting as its legal counsel.

The full text of Regency’s letter to AmREIT follows:

[Regency Letterhead]
July 10, 2014

H. Kerr Taylor
Chairman of the Board of Directors
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Dear Kerr:

I am writing to follow up on our recent discussions about a combination of AmREIT, Inc. (“AmREIT”) with and into Regency Centers Corporation (“Regency”).  While we hoped to be able to explore a potential transaction with AmREIT on a non-public basis, unfortunately to date you have declined our requests to share information and otherwise engage in the kind of process that would enable us to move forward toward that end.  We are making this letter public because we feel that the potential benefits of a combination are just too great to ignore.

Regency affirms its proposal to acquire all of the outstanding shares of common stock of AmREIT for $22 per share, payable in cash and/or stock.

We believe this proposal represents an extremely attractive transaction for AmREIT shareholders, one that would enable them to receive immediate and certain value for their shares or the opportunity to participate in the potential benefit of ownership of an interest in the combined company.  Specifically, our proposal:

•           Represents a 20% premium, based on the average closing price of AmREIT’s common stock over the 30-day period ended July 9, 2014;

•           Exceeds AmREIT’s all-time high common stock price by more than $2.00;

•           Is higher than all analysts’ public one-year target prices for AmREIT common stock;

•           Reflects an FFO consensus multiple of 21.3X (higher than that of all but one of the public shopping center peers); and

•           Provides more value to AmREIT shareholders than AmREIT can reasonably expect to achieve on its own in the foreseeable future.

Furthermore, to the extent that all or a portion of the transaction consideration is paid in stock, Regency’s shares are well-positioned to provide potential additional upside for AmREIT shareholders.  This upside results from the excellent NOI growth prospects of Regency’s high quality portfolio, as well as from Regency’s sector-leading development capabilities, attractive cost of capital (from multiple sources) and widely-recognized position as an industry leader in the shopping center sector.

Our proposal is especially compelling in light of the structural obstacles AmREIT faces on account of its small size relative to other public REITs — namely, more limited and costly access to capital, a higher G&A burden and more pronounced exposure to market and project concentration risk.  These obstacles have undoubtedly contributed to AmREIT’s stock continuing to trade at a significant discount to net asset value, and we believe they make it highly unlikely that AmREIT, on a stand-alone basis, can achieve the value represented by this proposal in the near or even longer term.

The benefits of this transaction are numerous.  They include, among other things, the ability to leverage the synergies created by the combination of AmREIT’s assets with the Regency portfolio to grow same-property NOI, a strong balance sheet that would offer readily available capital for growth and a well-positioned platform from which to realize additional value through development and densification.  We also anticipate that key AmREIT team members could play an important role in connection with continuing the development of the densification opportunities in AmREIT’s portfolio and in the management of Regency’s Texas shopping center portfolio, which would increase substantially in size through the combination.

We are well prepared to undertake a focused and expedited due diligence review, as we are an active participant in the markets where AmREIT properties are located and have already conducted an extensive review of the information available in AmREIT’s public filings.  Indeed, as I have previously indicated, if AmREIT will provide us with access to the relevant information, and if that information demonstrates additional value, particularly in relation to the company’s pending densification projects, we are prepared to consider increasing the consideration in our proposal.

To reiterate, Regency is deeply committed to pursuing a combination with AmREIT.  Regency owns approximately 4.2% of AmREIT’s outstanding common stock1, we have Wells Fargo Securities, LLC, Sullivan & Cromwell LLP and Foley & Lardner LLP in place to assist us, and we stand ready to proceed with due diligence and the negotiation of appropriate documentation to complete this transaction as quickly as possible.

We sincerely hope that you will see the benefits of moving forward with our proposed transaction.

Regards,
/s/ Hap Stein
Hap Stein
Chairman and CEO

cc:           H.L. Rush Jr.
Robert S. Cartwright Jr.
Brent M. Longnecker
Scot J. Luther
Mack D. Pridgen III
Philip W. Taggart

1 Prior to commencement of the discussions referred to above, Regency purchased 837,124 shares of AmREIT common stock at an average price of $17.17 per share.

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Additional Information About the
Proposed Transaction and Where to Find it

This press release and the communications reflected or referred to herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The foregoing materials relate to a business combination transaction with AmREIT that has been proposed by Regency and that may become the subject of a registration statement filed with the Securities and Exchange Commission (SEC).  This material is not a substitute for the proxy statement/prospectus Regency would file with the SEC regarding the proposed transaction if a negotiated transaction is reached with AmREIT or for any other document that Regency may file with the SEC and send to AmREIT’s or Regency’s stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF REGENCY AND AMREIT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the Regency Investor Relations Department, One Independent Drive, Suite 114, Jacksonville, FL 32202.  Copies of such documents filed by Regency with the SEC also would be available free of charge on Regency’s website at www.regencycenters.com.

Regency and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Regency’s and AmREIT’s stockholders in respect of the proposed transaction.

Information regarding Regency’s directors and executive officers can be found in Regency’s definitive proxy statement filed with the SEC on March 18, 2014.  Additional information regarding the interests of such potential participants will be included in any proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available.

All information in this communication concerning AmREIT, including such information pertaining to its business, operations and financial results, was obtained from public sources.  In preparing this communication, Regency has relied upon and assumed the accuracy and completeness of such information, without assuming any responsibility for independent verification thereof.

About Regency Centers Corporation (NYSE: REG)

With more than 50 years of experience, Regency is the preeminent national owner, operator and developer of high-quality, grocery-anchored neighborhood and community shopping centers. The Company’s portfolio of 332 retail properties encompasses over 43.9 million square feet located in top markets throughout the United States, including co-investment partnerships. Regency has developed 215 shopping centers since 2000, representing an investment at completion of more than $3 billion. Operating as a fully integrated real estate company, Regency is a qualified real estate investment trust that is self-administered and self-managed.

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Information set forth in this Press Release contains “forward-looking statements” (as defined in Section 21E of the Exchange Act), which reflect Regency’s expectations regarding future events.  The forward-looking statements involve a number of risks, uncertainties and other factors, many of which are outside Regency’s control, that could cause actual results to differ materially from those contained in the forward-looking statements.  Such risks and uncertainties relating to the proposed transaction include, but are not limited to, AmREIT’s possible failure to accept Regency’s proposal and enter into negotiations and/or definitive agreements to effect the transaction, whether and when the proposed transaction will be consummated, the possible change in Regency’s plans following the transaction, market and other expectations with respect to Regency following the transaction, including regarding future dividends, market evaluations and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain requisite stockholder and other approvals for the transaction; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; Regency’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Regency’s ability to promptly and effectively integrate AmREIT’s portfolio and other business; the tenants of the respective parties; continuation or deterioration of current market conditions; and future regulatory or legislative actions that could adversely affect the companies.  Additional factors that may affect future results will be contained in Regency’s filings with the SEC from time to time.  Regency disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Please also refer to the documents filed by Regency with the SEC, specifically the most recent reports on Forms 10-K and 10-Q, which identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements.

Contacts

Investors Michael Mas 904-598-7470 MichaelMas@RegencyCenters.com	Media Andrew Siegel / Jonathan Keehner Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

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